                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Optical Radiation Corporation
                               (Name of Issuer)

                        Common Stock, Par Value $0.50
                        (Title of Class of Securities)

                                   6838361
                     (CUSIP Number of Class of Securities)

                              Martin E. Franklin
                          Benson Eyecare Corporation
                                  Suite B-302
                           555 Theodore Fremd Avenue
                             Rye, New York  10580
                                (914) 967-9400

                (Name, Address and Telephone Number of Person)
               Authorized to Receive Notices and Communications

                                  Copies to:

                             William J. Grant, Jr.
                           Willkie Farr & Gallagher
                             153 East 53rd Street
                              New York, NY  10022
                                (212) 821-8000


                                 January 4, 1994
                         (Date of Event which Requires
                           Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
     following:   / /

     Check the following box if a fee is being paid with this statement:  /X/

                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Benson Partners I, L.P.
         13-3744098

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                               (b)  / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          WC                                                       / /

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  374,900 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              374,900 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                               / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benson Services, Inc.
          13-3741354

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

           AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  374,900 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              374,900 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                               / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benson Eyecare Corporation
          13-3368387

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  374,900 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              374,900 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                               / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is being filed on behalf of the Reporting Entities (defined below) relating to the common stock, par value $0.50 per share (the "Common Stock"), of Optical Radiation Corporation, a California corporation (the "Company").


Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $0.50 per share, of the Company. The principal executive offices of the Company are located at 1300 Optical Drive, Azusa, California 91702.


Item 2.  Identity and Background.

     (a) This statement is being filed on behalf of (i) Benson Partners I, L.P., a Delaware limited partnership ("Benson Partners"), (ii) Benson Services, Inc., a Delaware corporation ("Benson Services") and (iii) Benson Eyecare Corporation, a Delaware corporation ("Benson Eyecare"). The sole general partner of Benson Partners is Benson Services. Benson Services is a wholly owned subsidiary of Benson Eyecare. Martin E. Franklin and Warren B. Kanders, the Chairman and Vice Chairman, respectively, of Benson Eyecare beneficially own 20.5% and 16.7%, respectively, of the outstanding shares of common stock of Benson Eyecare and may be deemed to control Benson Eyecare. Benson Partners, Benson Services and Benson Eyecare are hereinafter collectively referred to as the "Reporting Entities." Information with respect to the directors and executive officers of Benson Services and Benson Eyecare is set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Entities is Suite B-302, 555 Theodore Fremd Avenue, Rye, New York 10580.

     (c) The principal business of Benson Partners is to invest in the Common Stock of the Company. The principal business of Benson Services is to act as general partner of Benson Partners. Benson Eyecare is a leading distributor of ready-to-wear reading glasses and value priced sunglasses to mass merchandisers, drug stores and supermarkets and is the largest operator of ophthalmologist-based dispensaries in the United States.

     (d) None of the Reporting Entities and, to the best of their knowledge, none of the individuals referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities and, to the best of their knowledge, none of the individuals referred to in paragraph (a) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as set forth in Schedule I, each of the individuals referred to in paragraph (a) is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.


     The 374,900 shares of Common Stock beneficially owned by the Reporting Entities (the "Acquired Shares") were acquired in brokered transactions for an aggregate purchase price of $5,415,344.25. The primary source of funds for the purchase of the Acquired Shares was investment capital contributed by the partners of Benson Partners. A portion of the purchase price of the Acquired Shares was attributable to margin borrowings.


Item 4.  Purpose of Transaction.

     The Reporting Entities have purchased the Acquired Shares as an investment and may from time to time acquire or dispose of additional shares of Common Stock through open market or privately negotiated transactions depending on existing market and economic conditions. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities and other factors considered relevant, may decide to increase or decrease the size of their investment in the Company.

     Because Benson Eyecare and the Company provide complementary consumer products and services through similar channels of distribution and have excellent reputations in the eyecare industry, in July 1993 Benson Eyecare initiated discussions with the Company regarding a possible friendly business combination. Benson Eyecare pursued such discussions with the management of the Company on several occasions thereafter. At the conclusion of the discussions, the Company indicated that it was not in a position to consider an offer for the Company at such time.

     Although the Reporting Entities continue to be interested in the Company, as of the date hereof, the Reporting Entities are holding the Acquired Shares solely for investment purposes. The Reporting Entities have made no decision to increase or decrease the size of their investment in the Company and, except as described above, have no present plans or proposals with respect to any material change in the Company's business or corporate structure or any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of this Schedule, Benson Partners is the beneficial owner of 374,900 shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, Benson Services, Benson Eyecare and Messrs. Franklin and Kanders may be deemed to own beneficially the Acquired Shares. The Acquired Shares represent 6.17% of the outstanding shares of Common Stock, based upon the 6,072,049 shares of Common Stock outstanding as of November 15, 1993 as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1993.

     (b) The Reporting Entities share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition of, the Acquired Shares.

     (c) The following sets forth all transactions by or on behalf of Benson Partners involving the Common Stock for the 60 days prior to the date of the filing of this Schedule 13D, indicating (i) the date of the transaction, (ii) the number of shares of Common Stock purchased and (iii) the price per share with respect to each transaction. All such transactions were executed in conventional brokerage transactions on the NASDAQ National Market System.

                           Number                                  Price
     Date                 of Shares                              Per Share

   12/03/93                 18,300                                 $13.25
   12/06/93                 50,000                                  13.50
   12/06/93                 31,800                                  13.50
   12/14/93                 25,000                                  14.00
   12/15/93                 10,000                                  13.875
   12/16/93                 15,000                                  14.00
   12/17/93                  5,000                                  13.875
   12/17/93                  5,000                                  14.00
   12/20/93                 10,000                                  14.00
   12/21/93                 30,000                                  14.125
   12/22/93                 20,000                                  14.516
   12/22/93                 10,000                                  14.375
   12/23/93                  2,500                                  14.75
   12/28/93                  7,261                                  15.25
   12/28/93                 17,739                                  15.25
   12/30/93                 12,500                                  15.375
   01/04/94                 32,500                                  15.3269
   01/04/94                 33,333                                  15.50
   01/04/94                 16,667                                  15.50
   01/05/94                  4,336                                  15.375
   01/05/94                    664                                  15.375
   01/06/94                 15,000                                  15.75
   01/06/94                  1,000                                  15.75
   01/07/94                  1,300                                  15.625


     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


     The affairs of Benson Partners are governed by an Agreement of Limited Partnership dated December 7, 1993 (the "Partnership Agreement") among Benson Services, as general partner (the "General Partner"), and each of the limited partners that is a party thereto (each a "Limited Partner"). A copy of the Partnership Agreement is attached as Exhibit II to this Schedule 13D.

     The purpose of Benson Partners, as set forth in the Partnership Agreement, is to acquire up to 9.9% of the Common Stock of the Company. The General Partner is authorized to conduct and manage the business and affairs of Benson Partners and is responsible for purchasing, selling, voting and exercising all rights with respect to the Acquired Shares. The General Partner will hold all proxies with respect to the Acquired Shares.

     No Limited Partner may transfer, sell or assign his or its interest in Benson Partners without the prior written consent of the General Partner. The General Partner may not transfer, sell or assign its interest in Benson Partners without the prior written consent of all Limited Partners.

     Profits and losses of Benson Partners will be allocated 80% to the Limited Partners pro rata based upon their respective capital contributions and 20% to the General Partner. The General Partner will contribute 1% of the capital of Benson Partners. The Limited Partners will contribute an amount not to exceed $5.5 million. Subject to certain limitations, the General Partner may distribute Acquired Shares to all partners pro rata from time to time in accordance with the positive balances of their capital accounts.

     Upon dissolution and winding up of Benson Partners, the assets of Benson Partners (including any Acquired Securities) may be distributed to the partners in cash or in kind in proportion to each partner's capital account. In the event Benson Eyecare acquires more than 50% of the outstanding Common Stock, Benson Partners will be dissolved and each Limited Partners may elect to receive, in lieu of any distribution in cash or in kind, registered shares of common stock of Benson Eyecare at a price of $8 per share.

     The Partnership Agreement contains certain other provisions and agreements between the partners, including, but not limited to, capital contributions, distributions, organization and indemnification. The terms of the Partnership Agreement may be amended with the consent of the General Partner and 75% of the limited partnership interests.

     Except as set forth in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the Reporting Entities and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of property or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

     Exhibit I -- Joint Acquisition Statement Pursuant to Rule 13d-1(f)(1)

     Exhibit II -- Agreement of Limited Partnership dated December 7, 1993 of Benson Partners I, L.P.

                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 1994


                                   BENSON PARTNERS I, L.P.

                                   By:  Benson Services, Inc.
                                        General Partner



                                   By: /s/Martin E. Franklin
                                       President


                                   BENSON SERVICES, INC.



                                   By: /s/Martin E. Franklin
                                       President


                                   BENSON EYECARE CORPORATION



                                   By: /s/Martin E. Franklin
                                       Chairman















90070185

                                  Schedule I


A.  Benson Services, Inc.

                        Business                  Principal
Name and Position        Address                  Occupation

Martin E. Franklin*   Suite B-302                 Chairman,
President, CEO        555 Theodore Fremd Ave.     Benson Eyecare
  and Director        Rye, NY 10580

Warren B. Kanders     Suite B-302                 Vice Chairman,
Director              555 Theodore Fremd Ave.     Benson Eyecare
                      Rye, NY 10580

Ian G.H. Ashken*      Suite B-302                 CFO,
Vice President,       555 Theodore Fremd Ave.     Benson Eyecare
  Treasurer, Asst.    Rye, NY 10580
  Secretary and
  Director

Peter H. Trembath     Benson Eyecare              General Counsel
Secretary and         10900 Red Circle Dr.        Benson Eyecare
  General Counsel     Minnetonka, MN 55343

Desiree DeStefano     Suite B-302                 Vice President,
Vice President        555 Theodore Fremd Ave.     Benson Eyecare
                      Rye, NY 10580




   * Citizen of the United Kingdom.

B.  Benson Eyecare Corporation


                        Business                  Principal
Name and Position        Address                  Occupation

Martin E. Franklin*   Suite B-302                 Chairman,
Chairman, CEO         555 Theodore Fremd Ave.     Benson Eyecare
  and Director        Rye, NY 10580

Warren B. Kanders     Suite B-302                 Vice Chairman,
Vice Chairman         555 Theodore Fremd Ave.     Benson Eyecare
  and Director        Rye, NY 10580

Ian G.H. Ashken*      Suite B-302                 CFO,
CFO, Asst Secretary   555 Theodore Fremd Ave.     Benson Eyecare
  and Director        Rye, NY 10580

Douglas S. Roberts    406 Channel Drive           Corporate Advisor
Director              Monmouth Beach, NJ 08701    IVAX Corporation
                                                  1950 Swarthmore Ave.
                                                  Lakewood, NJ  08701

Burtt R. Ehrlich      Smith, Train Counsel        Consultant
Director              667 Madison Ave.
                      18th Floor
                      New York, NY 10021

Dr. Charles F. Sydnor Alamance Eye Center         Doctor
Director              1214 Vaughn Rd.             Alamance Eye
Burlington, NC 27215          Center

Dr. Charles D. Fritch Fritch Eye Care             Doctor
Director              2525 Eye St., Suite A&B     Fritch Eye Care
                      Bakersfield, CA 93301

Raymond S. Troubh     10 Rockefeller Plaza, #712  Director,
Director              New York, NY 10020          Benson Eyecare

Desiree DeStefano     Suite B-302                 Vice President,
Vice President        555 Theodore Fremd Ave.     Benson Eyecare
                      Rye, NY 10580

Peter H. Trembath     Benson Eyecare              General Counsel
Secretary and         10900 Red Circle Dr.        Benson Eyecare
  General Counsel     Minnetonka, MN 55343




   * Citizen of the United Kingdom.

                                 Exhibit Index



     Exhibit I -- Joint Acquisition Statement Pursuant to Rule 13d-1(f)(1)

     Exhibit II -- Agreement of Limited Partnership dated December 7, 1993 of Benson Partners I, L.P.